SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

December 21, 2021

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on December 21, 2021.

Autonomous City of Buenos Aires, December 21st 2021.

To

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Re.: Relevant event.

Please be advised that on the date hereof Banco Macro S.A. (the "Bank") has been informed that Fiduciaria JHB S.A., in its capacity as trustee of the trust "Fideicomiso Trust JHB", has agreed to transfer: (i) 5,995,996 class A common book-entry shares of par value AR$ 1 each and entitled to 5 votes per share of the Bank; and (ii) 104,473,881 class B common book-entry shares of par value AR$ 1 each and entitled to 1 vote per share of the Bank , in favor of the beneficiaries of said trust, Ms. Milagros Brito and Ms. Constanza Brito and Messrs. Jorge Pablo Brito, Marcos Brito, Santiago Brito and Mateo Brito, on equal parts to each of the above mentioned individuals, who have agreed to syndicate the exercise of their voting right and contribute the shares to Fideicomiso de Garantía JHB BMA, a trust under which Banco de Servicios y Transacciones S.A. is the trustee.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 21, 2021

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer